[redacted]

SECURI 05038948 ION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 28 2005

| SEC FILE NUMBER |
|---|
| 8-36567 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PRS INTERNATIONAL BROKERAGE, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue 16th Floor
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN S. SULLIVAN (305) 381-8340
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & FARRA, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor (Address) Miami, (City) Florida (State) 33131 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, JOHN S. SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President

Title

Notary Public

Ingrid A Velez
MY COMMISSION # DD056500 EXPIRES
September 16, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PRS INTERNATIONAL BROKERAGE, INC.**
**(A WHOLLY-OWNED SUBSIDIARY OF**
**PRS INTERNATIONAL CONSULTING, INC.)**

***CONTENTS:***

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

## *REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS*

To the Board of Directors and Stockholder
PRS International Brokerage, Inc.
(A Wholly-Owned Subsidiary of PRS International Consulting, Inc.)

We have audited the accompanying statement of financial condition of PRS International Brokerage, Inc. (a wholly-owned subsidiary of PRS International Consulting, Inc.) as of December 31, 2004 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PRS International Brokerage, Inc. (a wholly-owned subsidiary of PRS International Consulting, Inc.) as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
January 19, 2005

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

# PRS INTERNATIONAL BROKERAGE, INC.
## (A WHOLLY-OWNED SUBSIDIARY OF PRS INTERNATIONAL CONSULTING, INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

*ASSETS*

| | | |
|---|---|---|
| Cash | $ | 158,333 |
| Deposits with clearing organizations | | 32,277 |
| Receivable from brokers – dealers and clearing organizations | | 85,160 |
| Other assets | | 8,612 |
| | $ | 284,382 |

*LIABILITIES AND STOCKHOLDER'S EQUITY*

| | | |
|---|---|---|
| LIABILITIES | | |
| Accrued expenses | $ | 7,500 |
| Due to Parent | | 26,216 |
| | | 33,716 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, $1.00 par value; 7,500 shares authorized, 100 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 90,336 |
| Retained earnings | | 160,230 |
| | | 250,666 |
| | $ | 284,382 |

The accompanying notes are an integral part of these financial statements.

**PRS INTERNATIONAL BROKERAGE, INC.**
**(A WHOLLY-OWNED SUBSIDIARY OF**
**PRS INTERNATIONAL CONSULTING, INC.)**

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| REVENUES | |
| Commissions | $ 181,329 |
| Interest and other | 731 |
| TOTAL REVENUES | 182,060 |
| OPERATING EXPENSES | |
| Clearance charges | 85 |
| Legal and accounting | 7,425 |
| Insurance | 7,799 |
| Licenses and fees | 2,982 |
| Office and administrative | 60,000 |
| Miscellaneous | 2,391 |
| TOTAL OPERATING EXPENSES | 80,682 |
| INCOME BEFORE INCOME TAXES | 101,378 |
| PROVISION FOR INCOME TAXES | 26,217 |
| NET INCOME | $ 75,161 |

The accompanying notes are an integral part of these financial statements.

# PRS INTERNATIONAL BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
PRS INTERNATIONAL CONSULTING, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL STOCKHOLDER'S EQUITY |
|---|---|---|---|---|
| BALANCES, JANUARY 1, 2004 | $ 100 | $ 90,336 | $ 160,069 | $ 250,505 |
| DIVIDEND DISTRIBUTION | | | (75,000) | (75,000) |
| NET INCOME | - | - | 75,161 | 75,161 |
| BALANCES, DECEMBER 31, 2004 | $ 100 | $ 90,336 | $ 160,230 | $ 250,666 |

The accompanying notes are an integral part of these financial statements.

**PRS INTERNATIONAL BROKERAGE, INC.**
**(A WHOLLY-OWNED SUBSIDIARY OF**
**PRS INTERNATIONAL CONSULTING, INC.)**

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 75,161 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Deposits with clearing organizations | (156) |
| Receivable from brokers – dealers and clearing organizations | (60,135) |
| Other assets | (2,535) |
| Accrued expenses | 750 |
| TOTAL ADJUSTMENTS | (62,076) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 13,085 |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Advance from Parent | 19,719 |
| Repayment to Parent | (30,000) |
| Dividend Distribution | (75,000) |
| NET CASH USED IN FINANCING ACTIVITIES | (85,281) |
| NET DECREASE IN CASH | (72,196) |
| CASH, BEGINNING OF YEAR | 230,529 |
| CASH, END OF YEAR | **$ 158,333** |

The accompanying notes are an integral part of these financial statements.

## *NOTE 1. SIGNIFICANT ACCOUNTING POLICIES*

### *Operations*

PRS International Brokerage, Inc. (the "Company") is a wholly-owned subsidiary of PRS International Consulting, Inc. (the "Parent"), a financial and business consulting company. The Company operates as a broker-dealer in securities and is registered with the Securities and Exchange Commission, the Florida Division of Securities and the National Association of Securities Dealers, Inc., and as an introducing broker with the National Futures Association and the Commodity Futures Trading Commission. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

### *Cash*

The Company considers cash to include highly liquid investments with purchased maturities of three months or less.

### *Commissions*

Commission revenues and related expenses have been accrued on a trade date basis.

### *Clearing arrangements*

The Company has an agreement with Capital Investment Services, Inc. to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Capital Investment Services, Inc.

### *Accounting estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2004 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

## *NOTE 2. RELATED PARTY TRANSACTIONS*

The Company uses the office facilities and employees of its Parent. The Company and its Parent entered into an expense sharing agreement whereby the Company will reimburse the Parent for its share of expenses. For the year ended December 31, 2004 the Company reimbursed its Parent $60,000, which is the estimated cost of the services provided to the Company.

## *NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK*

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations. At various times during the year, the Company had cash deposits in excess of federally insured limits.

## *NOTE 4. NET CAPITAL RULE*

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Regulation 1.17, which require that the Company maintain "Net Capital" equal to the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2004, the Company's "Net Capital" was $137,387 and "Required Net Capital" was $50,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2004, the ratio of "Aggregate Indebtedness" to "Net Capital" was .25 to 1.

## *NOTE 5. INCOME TAXES*

The Company's earnings are included in the consolidated Federal and State income tax returns of its Parent. For financial statement purposes, income taxes have been calculated as if the Company were filing separate returns. These amounts are payable to or receivable from the Parent.

ACCOMPANYING INFORMATION

**PRS INTERNATIONAL BROKERAGE, INC.**
**(A WHOLLY-OWNED SUBSIDIARY OF**
**PRS INTERNATIONAL CONSULTING, INC.)**

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS)
DECEMBER 31, 2004

| | |
|---|---|
| CREDITS | |
| Stockholder's equity | $ 250,666 |
| DEBITS | |
| Receivable from brokers | 99,090 |
| Other | 9,189 |
| Charge for NASD insurance bond, deductible in excess of $5,000 | 5,000 |
| TOTAL DEBITS | 113,279 |
| NET CAPITAL | 137,387 |
| MINIMUM NET CAPITAL REQUIREMENT | |
| 6-2/3% of aggregate indebtedness of $33,716 or $50,000, whichever is greater | 50,000 |
| EXCESS NET CAPITAL | $ 87,387 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .25 to 1 |
| SCHEDULE OF AGGREGATE INDEBTEDNESS | |
| Accrued expenses | $ 7,500 |
| Due to Parent | 26,216 |
| | $ 33,716 |

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET
CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
(SEE REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS)
DECEMBER 31, 2004

| | |
|---|---|
| NET CAPITAL PER COMPUTATION | $ 137,387 |
| NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING | $ 137,387 |

**PRS INTERNATIONAL BROKERAGE, INC.**
**(A WHOLLY-OWNED SUBSIDIARY OF**
**PRS INTERNATIONAL CONSULTING, INC.)**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS)
DECEMBER 31, 2004

The Company is not required to maintain a "Special reserve bank account for the exclusive benefit of customers" as it is exempt under Section (k)(2)(ii); all customers' transactions are cleared through Capital Investment Services, Inc., and all commodities and futures transactions are cleared through Calyon Financial Inc.

Report of Independent Certified Public Accountants on Internal Control
Required by Rule 17a-5 of the Securities
and Exchange Commission

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

***REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5***

To the Board of Directors and Stockholder of
PRS International Brokerage, Inc.
(A Wholly-Owned Subsidiary of PRS International Consulting, Inc.)

In planning and performing our audit of the financial statements and accompanying information of PRS International Brokerage, Inc. (a wholly-owned subsidiary of PRS International Consulting, Inc.) (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirement pursuant to Regulation 1.17.

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
January 19, 2005